EXHIBIT 99.2

NEXGEN ENERGY LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2017

Dated May 15, 2017

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

GENERAL
This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three months ended March 31, 2017 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2017 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2016 (the “AIF”) dated March 31, 2017, all of which is available under the Company’s profile on SEDAR at www.sedar.com.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information.  Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.
It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.
Financial Statements
Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors has been delegated the responsibility to review and approve the Interim Financial Statements and MD&A.
The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2016 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.
The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.
Technical Disclosure
All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.
For details of the Rook 1 Project including the key assumptions, parameters and methods used to estimate the updated mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective March 31, 2017 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook 1 Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.
OVERALL PERFORMANCE
Background
NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “TSX-V”). On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".
NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada.  NexGen's principal asset is its 100% interest in the Rook 1 project, an exploration project in the Athabasca Basin, Saskatchewan (the "Rook 1 Project").

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

The Rook 1 Project is located in the southwest Athabasca Basin, Saskatchewan, Canada.  It is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015 and the Harpoon discovery in August 2016.  The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.
The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. The Company’s common shares also trade on the OTCQX Best Market (“OTCQX”) under the symbol “NXGEF”.  The Company will commence trading on the New York Stock Exchange under the symbol “NXE” beginning on May 17, 2017, with its common shares to cease trading on the OTCQX at the close of markets on May 16, 2017.
The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 71.7% of the outstanding common shares of IsoEnergy, as of the date hereof.
As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2017, the Company had cash and cash equivalents of $53,535,035 (December 31, 2016: $31,090,313; March 31, 2016: $33,321,404), short-term investments of $13,322,000 (December 31, 2016: $47,455,100; March 31, 2016: $nil), an accumulated deficit of $58,220,798 (December 31, 2016: $32,743,616; March 31, 2016: $18,991,974) and working capital of $63,044,791 (defined as current assets less accounts payable and accrued liabilities) (December 31, 2016: $77,176,523; March 31, 2016: $31,589,698).
The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
Industry and Economic Factors that May Affect the Business
The business of mining for minerals involves a high degree of risk.  NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.
The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.
In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on its convertible debentures (the “Debentures”) and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.
Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent annual information form.
At maturity of the Debentures, the US$60 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Debentures (or sooner in the event of redemption in accordance with the terms of the Debentures), the Company will have to raise funds to repay the principal amount of the Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

SELECTED FINANCIAL INFORMATION
The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016:
	For the three months ended
	March 31, 2017	March 31, 2016

Operating expenses
Salaries, benefits and directors’ fees	$866,247	$635,422
Office and administrative	390,206	221,599
Professional fees	297,293	160,433
Travel	129,012	168,606
Depreciation	212,277	72,628
Share-based payments	2,000,354	414,125
Finance income	(174,497)	(76,137)
Mark to market loss on convertible debentures	20,159,948	-
Interest expense	1,498,725	-
Foreign exchange loss (gain)	146,381	(3,643)
Loss from operations	$25,525,946	$1,593,033
Deferred income tax expense	180,622	-
Loss and comprehensive loss for the period	$25,706,568	$1,593,033
Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$25,477,182	$1,593,033
Non-controlling interests in IsoEnergy Ltd.	229,386	-
Loss and comprehensive loss for the period	$25,706,568	$1,593,033

Loss per common share attributable to the Company’s common shareholders – basic and diluted	$0.08	$0.01

Weighted average number of common shares outstanding – basic and diluted	306,387,694	290,333,464
Three months ended March 31, 2017 vs three months ended March 31, 2016
In the three months ended March 31, 2017, NexGen incurred a net loss of $25,706,568 or $0.08 per common share, compared to a net loss of $1,593,033 or $0.01 per common share for the three months ended March 31, 2016.
Salaries, benefits and directors’ fees increased from $635,422 in the three months ended March 31, 2016 to $866,247 in the three months ended March 31, 2017 mainly due to increase in staff complement and special bonuses and the inclusion of IsoEnergy salaries and directors’ fees which only commenced after the three months ended March 31, 2016.
Office and administrative costs increased from $221,599 in the three months ended March 31, 2016 to $390,206 in the three months ended March 31, 2017 mainly due to higher regulatory filing and listing fees and the inclusion of similar IsoEnergy costs incurred in the same period.
Professional fees increased from $160,433 in the three months ended March 31, 2016 to $297,293 in the three months ended March 31, 2017 due to an increase in regulatory, auditor and legal fees relating to disclosure and operational matters.
Travel expenses of $129,012 in the three months ended March 31, 2017 were comparable to travel expenses of $168,606 in the three months ended March 31, 2016.
Depreciation increased from $72,628 in the three months ended March 31, 2016 to $212,277 in the three months ended March 31, 2017 due to an increase in the amortization of equipment.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

Share-based payments charged to the statement of loss and comprehensive loss increased from $414,125 in the three months ended March 31, 2016 to $2,000,354 in the three months ended March 31, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended March 31, 2017, 150,000 stock options were granted with a weighted average fair value per option of $2.00.
Finance income increased from $76,137 in the three months ended March 31, 2016 to $174,497 in the three months ended March 31, 2017 due to an increase in interest earned on cash and cash equivalent balances and short-term investments.
The Company incurred a mark to market loss on Debentures of $20,159,948 during the three months ended March 31, 2017 as compared to $nil in the three months ended March 31, 2016. This mark to market loss results from the fair value re-measurement of the Debentures at each report date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The changes were the result of an increase in share price, offset by fluctuation in foreign exchange.
Interest expense increased from $nil in the three months ended March 31, 2016 to $1,498,725 in the three months ended March 31, 2017 due to interest accrued for the three months ended March 31, 2017 on the Debentures, which bear interest at a rate of 7.5% per annum, payable semi-annually.
The Company incurred a foreign exchange gain of $3,643 in the three months ended March 31, 2016 compared to a loss of $146,381 in the three months ended March 31, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on March 31, 2017.
A deferred income tax expense of $180,622 was incurred in the three months ended March 31, 2017 as compared to $nil in the three months ended March 31, 2016. This relates to IsoEnergy’s deferred income tax recovery on losses recognized in the period offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the three months ended March 31, 2017.
Financial Position
The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three months ended March 31, 2016:
	March 31, 2017	December 31, 2016	March 31, 2016

Exploration and evaluation assets	$120,939,270	$109,446,920	$75,557,599
Total assets	$192,575,943	$192,496,385	$111,479,694
Total current liabilities	$4,890,669	$2,428,124	$2,681,220
Total non-current liabilities	$91,526,904	$71,061,995	$143,678
Distributions or cash dividends declared per share	$-	$-	$-
Financial Position as at March 31, 2017 vs December 31, 2016
NexGen had cash and cash equivalents totaling $53,535,035 as at March 31, 2017 compared to $31,090,313 at December 31, 2016. This increase in cash and cash equivalents was due to $34,133,100 of cash received from the redemption of short-term investments and $175,332 of cash received from stock option exercises, offset by exploration and evaluation asset and equipment expenditures of $9,370,366 and $277,190, respectively, and $2,071,028 of cash used in operating activities.
Exploration and evaluation assets increased from $109,446,920 at December 31, 2016 to $120,939,270 at March 31, 2017 due to an increase in expenditures made on exploration and evaluation assets.
Current liabilities increased from $2,428,124 at December 31, 2016 to $4,890,669 at March 31, 2017. The majority of this increase related to the timing of payments for exploration and evaluation expenditures and an accrual for Debenture interest payments.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

DISCUSSION OF OPERATIONS
The Rook 1 Project
On January 23, 2017, the Company commenced a 35,000 metre winter drill program, using seven rigs. The objective of the 2017 winter drill program was to: (i) expand known mineralization at the Arrow deposit through continued step-out drilling; (ii) continue in-fill drilling at Arrow to decrease drill spacing to 25 metres by 25 metres; and (iii) assess high priority regional targets.
The winter drill program was completed on May 2, 2017 with a total of 40,768.5 metres drilled and 64 completed holes.
Highlights of the 2017 winter drill program included the (i) continued confirmation of grade continuity in the A1, A2 and A3 shears with in-fill drilling; (ii) intersection of high-grade uranium mineralization in a step-out hole in the A3 shear akin to the mineralization intersected in the higher grade A2 sub-zone; (iii) intersection of broad zones of uranium mineralization including narrow zones of high grade mineralization in the A1 through A4 shears in widely spaced step-out holes both northeast and southwest of the Arrow Deposit; and (iv) discovery of narrow zones of mineralization in the “gap area” southwest of the Arrow deposit.
On March 6, 2017, the Company announced the following updated mineral resource estimate on the Rook 1 Project having an effective date of December 20, 2016:
Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resources
A2 High Grade	400,000	18.84	164,900,000
A2	790,000	0.84	14,500,000
Total	1,180,000	6.88	179,500,000
Inferred Mineral Resources
A1	860,000	0.76	14,300,000
A2 High Grade	30,000	12.72	8,600,000
A2	1,100,000	0.76	18,500,000
A3 High Grade	150,000	8.74	28,200,000
A3	1,460,000	1.16	37,300,000
A4	550,000	1.07	12,900,000
180 m SW	110,000	0.94	2,300,000
Total	4,250,000	1.30	122,100,000
Notes:
1. CIM Definition Standards were followed for mineral resources.
2.	Mineral resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	Numbers may not add due to rounding.
On April 27, 2017, the Company announced that advanced work has commenced on an independent maiden preliminary economic assessment (“PEA”) which is to incorporate the updated mineral resource estimate mentioned above. The PEA will outline the following key aspects of Arrow: (i) annual production rate; (ii) operating life; (iii) mining method; (iv) capital expenditures; (v) operating costs; and (vi) economic returns including internal rate of return, net present value, payback period and sensitivity analysis.
The Company plans to continue exploring the Rook 1 Project while completing a PEA and continuing with other preliminary development activities. The amount and nature of additional expenditures will depend on the assessment of  completed exploration, the PEA and available funds. Depending on the nature and scope of those activities, the Company may require additional funds.
As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

SUMMARY OF QUARTERLY RESULTS
The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.
(Expressed in Canadian dollars)	2017 Mar 31	2016 Dec 31	2016 Sep 30	2016 Jun 30	2016 Mar 31	2015 Dec 31	2015 Sep 30	2015 Jun 30
Finance income	$ 174,497	$ 271,975	$ 51,883	$ 66,510	$ 76,137	$ 103,368	$ 26,383	$ 25,859
Loss (profit) for the period	$ 25,706,568	$ 15,508,785	$ (7,396,613)	$ 7,826,461	$ 1,593,033	$ 1,729,410	$ 868,043	$ 1,236,174
Loss (profit) for the period attributable to common shareholders	$ 25,477,182	$ 14,974,486	$ (7,480,320)	$ 7,806,271	$ 1,593,033	$ 1,729,410	$ 868,043	$ 1,236,174
Loss (profit) per common share attributable to common shareholders – basic and fully diluted	$ 0.08	$ 0.05	$ (0.02)	$ 0.03	$ 0.01	$ 0.01	$ 0.00	$ 0.01
NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances and short-term investments. Its primary focus is the acquisition, exploration and evaluation of resource properties.
The significant fluctuations in loss (profit), particularly for the quarterly periods from June 30, 2016 to March 31, 2017, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.
Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest and includes interest accrued on short-term investments.
The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.
LIQUIDITY AND CAPITAL RESOURCES
NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents and short-term investments, and historically has recurring operating losses.  As at March 31, 2017, the Company had an accumulated deficit of $58,220,798.
As at the date of this MD&A, the Company has approximately $62.6 million in cash and cash equivalents and short-term investments and approximately $3.6 million in current liabilities.  The Company’s working capital balance as at the date of this MD&A is approximately $59.4 million.
During the year ended December 31, 2016, the Company issued Debentures raising gross proceeds of US$60 million (the “Financing”).
The Financing positions the Company to continue its planned exploration activities at the Rook 1 Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s head office in Vancouver and fees and expenditures required to maintain all of its tenements for at least the ensuing fifteen months.
The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

		(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$98,490,000	$4,020,000	$8,040,000	$86,430,000	(3)	$-
Office leases(2)	1,166,871	374,848	662,977	129,047		-
Total contractual obligations	$99,656,871	$4,394,848	$8,702,977	$86,559,047		$-
(1)	Cash interest payments on Debentures converted from US$ into C$ at a rate of 1.34.
(2)	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
(3)	This includes repayment of the US$60 million principal amount of the Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.34).
On March 20, 2017, the Company signed a new lease agreement in respect of new office premises in Saskatoon. As a result, NexGen’s obligations will increase by $5,290 per month, for a term of three years. The Company is seeking a tenant to sublet its existing Saskatoon office premises.
On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.
As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities.  Management will determine whether to accept any offer to finance weighing such things as the financing terms, the results of exploration at the Rook 1 Project, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.
The Company has not paid any dividends and management does not expect that this will change in the near future.
Working capital is held in cash and cash equivalents and short-term investments, significantly reducing any liquidity risk of financial instruments held by NexGen.
OFF-BALANCE SHEET ARRANGEMENTS
The Company had no off-balance sheet arrangements as at March 31, 2017 or as at the date hereof.
TRANSACTIONS WITH RELATED PARTIES
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.
The aggregate remuneration attributed to key management personnel can be summarized as follows:
	For the three months ended
	March 31, 2017	March 31, 2016
Short-term compensation(1)	$987,699	$850,696
Share-based payments (stock options)(2)	1,762,174	454,948
	$2,749,873	$1,305,644
Notes:
(1)
Short-term compensation to key management personnel for the current period amounted to $987,699 (2016 - $850,696), of which $676,154 (2016 - $559,324) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss.  The remaining $311,545 (2016 - $291,372) was capitalized to exploration and evaluation assets.

(2)
Share-based payments to key management personnel for the current period amounted to $1,762,174 (2016 - $454,948) of which $1,554,474 (2016 - $370,058) was expensed and $207,700 (2016 - $84,890) was capitalized to exploration and evaluation assets.

As at March 31, 2017, there was $nil (December 31, 2016 - $15,000) included in accounts payable and accrued liabilities owing to its key management personnel.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold Ltd. (“NxGold”) (formerly Lancaster Capital Corp.). During the period ended March 31, 2017,  one and two of the Company’s Board of Directors were appointed as a corporate officer and Board of Directors, respectively, of NxGold.
On February 26, 2016, the Company issued 49,861 common shares to NxGold on the exercise of its option to acquire the remaining 25% interest in mineral claims comprising the Madison and 2Z properties held by NxGold (Note 5).
OUTSTANDING SHARE DATA
The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares.  As at May 15, 2017, there were 306,931,953 common shares, 33,124,446 stock options and 5,714,286 common share purchase warrants and no preferred shares issued and outstanding.
Set forth below are details regarding the outstanding stock options and common share purchase warrants.
Number of Options	Number Exercisable	Exercise Price	Expiry Date

250,000	250,000	$0.640	June 7, 2017
199,446	199,446	$0.240	August 29, 2017
3,600,000	3,600,000	$0.400	January 31, 2018
1,450,000	1,450,000	$0.400	July 30, 2018
250,000	250,000	$0.300	December 19, 2018
2,625,000	2,625,000	$0.400	May 23, 2019
750,000	750,000	$0.400	June 2, 2019
4,550,000	4,550,000	$0.460	December 24, 2019
4,200,000	2,800,000	$0.500	May 27, 2020
500,000	333,334	$0.620	September 21, 2020
4,575,000	3,050,000	$0.640	December 16, 2020
250,000	83,333	$2.690	June 8, 2021
5,425,000	1,808,333	$2.650	June 23, 2021
500,000	166,667	$1.510	November 8, 2021
3,600,000	1,200,000	$2.240	December 15, 2021
150,000	50,000	$3.300	January 19, 2022
250,000	83,333	$3.110	April 22, 2022
33,124,446	23,249,446

	Number of Warrants	Exercise Price	Expiry Date

Total	5,714,286	$0.500	May 31, 2017
PROPOSED TRANSACTIONS
As is typical in the mineral exploration and development industry, the Company continually reviews potential merger, acquisition and investment transactions and opportunities that could enhance shareholder value.  At present however, there is no proposed business acquisition or disposition before the Board for consideration.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

Information about significant areas of estimation uncertainty considered by management in preparing the Annual Financial Statements is as follows:
(i)	Impairment
At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.
(ii)	Share-based payments
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.
(iii)	Fair value of financial instruments
The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Debentures.  The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
CHANGES IN ACCOUNTING POLICIES
The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:
Change in Accounting Policy
In the prior year, the proceeds allocated to the flow-through premium was recognized as “income on reduction of flow-through premium liability” in the consolidated statement of loss and comprehensive loss over the period that the flow-through proceeds were spent on eligible exploration expenditures.  In the current period, this premium is measured on the same basis, however, it is recorded as a deferred tax benefit. The Company voluntarily changed this classification with a view to better present the results of the Company. There is no impact on the statement of loss and comprehensive loss or on the statement of cash flows for the period ended March 31, 2016 nor on the balance sheet as at December 31, 2016 as flow-through shares were not issued until the third quarter of 2016.
Future Accounting Pronouncements:
The following standards have not been adopted by the Company and are being evaluated to determine their impact:
IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.
Capital Management
The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.
In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means.  Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.
The properties in which the Company currently has an interest are in the exploration stage.  As such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.
The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three month ended March 31, 2017.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.
The fair values of the Company’s cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents and short-term investments are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.
The fair value of the Company’s Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.
The Company’s risk exposure and the impact on its financial instruments are summarized below:
(a) Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable.  The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-term investments are held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

(b) Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2017, NexGen had a cash and cash equivalents balance of $53,535,035 to settle current liabilities of $4,890,669.
(c) Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.
(i) Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts and short-term investments in an investment account that earn variable interest rates. Due to the short‑term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents and short-term investment balances as of March 31, 2017. The Company manages interest rate risk by maintaining an investment policy for short‑term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Debentures carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.
(ii) Foreign Currency Risk
The functional currency of the Company and its subsidiaries is the Canadian dollar.  The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.
Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.
The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount.  Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.
(iii) Price Risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s financial results due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Debentures which may adversely impact its financial results.
Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

Sensitivity Analysis
As at March 31, 2017, the Company’s Australian dollar net financial assets were AUD $10,523 and its US dollar net financial liabilities were US$54,575,792. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $7,269,516 change in loss and comprehensive loss.
The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
RISK FACTORS
The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”.  These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.
SEGMENT INFORMATION
The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.
NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, completion of the PEA, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner.  Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.
Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company’s current annual information form under “Risk Factors”.

NEXGEN ENERGY LTD.
For the three months ended March 31, 2017

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable securities laws.
APPROVAL
The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.